Exhibit 99.1

Critical Metals Corp. Closes Acquisition of Final 50.5% Interest in Tanbreez, Bringing Current Ownership to 92.5%

NEW YORK, April 30, 2026 (GLOBE NEWSWIRE) — Critical Metals Corp. (Nasdaq: CRML) (“Critical Metals Corp.” or the “Company”), a leading critical minerals mining company, today announced the closing of the transfer of the remaining 50.5% interest in Tanbreez Mining Greenland A/S to Critical Metals Corp., bringing the Company’s total ownership to 92.5%. In connection with the closing, the Company issued 14,500,000 shares of its ordinary stock. With the transaction now closed, the Company will direct its full focus toward advancing Tanbreez to production.

European Lithium Ltd (ASX: EUR) retains the remaining 7.5% interest. The Company has also announced a non-binding letter of intent to acquire European Lithium Ltd. (ASX: EUR), which, upon completion, would consolidate the remaining 7.5% interest and bring the Company’s total ownership of Tanbreez to 100%. There can be no guarantee that the Company will enter into a binding acquisition agreement European Lithium Ltd. on terms favorable to the Company or at all.

Tanbreez, located in Southern Greenland, is one of the world’s largest known deposits of heavy rare earth elements, which are essential inputs for defense, clean energy, and advanced technology applications.

Tony Sage, Chairman of Critical Metals Corp., commented:

“Closing this transaction gives Critical Metals Corp. near-total control of one of the most significant rare earth deposits in the Western world. This is a major milestone for the company and Greenland. We are now fully focused on delivering Tanbreez to production and establishing a critical, Western-aligned supply chain for heavy rare earth elements.”

ABOUT CRITICAL METALS CORP.

Critical Metals Corp (Nasdaq: CRML) is a leading mining development company focused on critical metals and minerals, and producing strategic products essential to electrification and next-generation technologies for Europe and its Western world partners. Its flagship Project, Tanbreez, is one of the world’s largest, rare-earth deposits and is located in Southern Greenland. The deposit is expected to have access to key transportation outlets as the area features year-round direct shipping access via deep water fjords that lead directly to the North Atlantic Ocean.

Another key asset is the Wolfsberg Lithium Project located in Carinthia, 270 km south of Vienna, Austria. The Wolfsberg Lithium Project is the first fully permitted mine in Europe and is strategically located with access to established road and rail infrastructure and is expected to be the next major producer of key lithium products to support the European market. Wolfsberg is well positioned with offtake and downstream partners to become a unique and valuable asset in an expanding geostrategic critical metals portfolio. With this strategic asset portfolio, Critical Metals Corp is positioned to become a reliable and sustainable supplier of critical minerals essential for defense applications, the clean energy transition, and next-generation technologies in the western world.

For more information, please visit https://www.criticalmetalscorp.com/.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements may include expectations of our business and the plans and objectives of management for future operations. These statements constitute projections, forecasts and forward-looking statements, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this news release, forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “designed to” or other similar expressions that predict or indicate future events or trends or that are not statements of historical facts. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the factors discussed under the “Risk Factors” section in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. These forward-looking statements are based on information available as of the date of this news release, and expectations, forecasts and assumptions as of that date, involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Critical Metals Corp.

Investor Relations: ir@criticalmetalscorp.com

Media: pr@criticalmetalscorp.com